UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 10)*
Under the Securities Exchange Act of 1934
Epicor Software Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
29426L108

(CUSIP Number)
Richard H. Pickup
2321 Alcova Ridge Drive
Las Vegas, Nevada 89134
(702) 240-5100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 17, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29426L108	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS Richard H. Pickup, an individual

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

☐

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		854,300 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,476,150 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		854,300 (1)

WITH:	10	SHARED DISPOSITIVE POWER

2,476,150 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,330,450 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%(4)

14	TYPE OF REPORTING PERSON

IN
(1)  Consists of (i) 54,300 shares owned directly by Mr. Pickup; and (ii) 500,000 shares owned directly by Pickup Family Trust, and 300,000 shares owned directly by TB Fund, LLC, over all of which shares Mr. Pickup has sole investment and voting power.
(2)  Consists of (i) 900 shares owned directly by Gamebusters Inc., 1,315,000 shares owned directly by Dito Caree LP, 860,000 shares owned directly by Dito Devcar LP, 151,500 shares owned directly by Pickup CRUT II, and 60,000 shares owned directly by Pickup CRUT I, over all of which shares Mr. Pickup shares investment and voting power; and (ii) 88,750 shares owned by Carole Pickup, Mr. Pickup’s spouse, over which Mr. Pickup is deemed to have shared investment and voting power. Mr. Pickup disclaims beneficial ownership of the shares owned by his spouse.
(3)  Consists of the sum of all shares referenced in footnotes 1 and 2 above.
(4)  The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 59,910,525 shares of Common Stock outstanding as of November 1, 2008, as reported in the Company’s quarterly report on Form 10-Q filed on November 7, 2008.

CUSIP No.	29426L108	Page	3	of	4 Pages
This Amendment No. 10 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2002, as amended through Amendment No. 9 thereto, which was filed with the Commission on February 12, 2009 (as so amended, the “Schedule 13D”).
Item 5. Interest in Securities of the Issuer
     The description contained herein amends and restates in its entirety Item 5 in the Schedule 13D.
     (a) Richard H. Pickup (the “Reporting Person”) may be deemed to beneficially own an aggregate of 3,330,450 shares of the Common Stock (the “Common Stock”) of Epicor Software Corporation, constituting 5.6% of the shares of Common Stock outstanding, which includes 88,750 shares owned by Carole Pickup, Mr. Pickup’s spouse. Mr. Pickup disclaims beneficial ownership of all shares of the Common Stock owned by his spouse.
     (b) Of the aggregate of 3,330,450 shares of Common Stock that the Reporting Person may be deemed to beneficially own, the Reporting Person (i) has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, an aggregate of 854,300 such shares, and (ii) has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 2,476,150 such shares.
     Joseph W. Moody shares with the Reporting Person the power to vote or direct the vote of, and to dispose or direct the disposition of, all 2,387,400 shares of the Common Stock collectively owned directly by Gamebusters Inc., Dito Caree LP, Dito Devcar LP, Pickup CRUT I and Pickup CRUT II. Carole Pickup, the spouse of the Reporting Person, is deemed to share with the Reporting Person the power to vote or direct the vote of, and to dispose or direct the disposition of, all 88,750 shares of the Common Stock owned by Mrs. Pickup. Mr. Moody’s principal occupation is serving as the manager and Chief Financial Officer of Plus Four Management, LLC, a Nevada limited liability company; Mrs. Pickup is a homemaker. The business address for Mr. Moody is 2532 Dupont Drive, Irvine, California 92612. During the last five years, neither Mr. Moody nor Mrs. Pickup has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mr. Moody and Mrs. Pickup is a citizen of the United States.
     (c) On February 17, 2009, at a time when the Reporting Person had shared investment and voting power over the shares of the Common Stock owned by Dito Devcar Corporation (“DDC”), DDC purchased 1,000,000 shares of the Common Stock at a price per share of $3.00 in an open market transaction. As of the date of this filing, the Reporting Person has no investment or voting power over the shares of the Common Stock owned by DDC. On February 24, 2009, Dito Caree LP (“DCLP”) purchased 715,000 shares of the Common Stock at a price per share of $2.47 in an open market transaction. The Reporting Person has (and had on February 24, 2009) shared investment and voting power over the shares of the Common Stock owned by DCLP. Since the most recent filing of the Schedule 13D, there have been no other sale or purchase transactions in the Common Stock effected by the Reporting Person or any person or entity owning shares of the Common Stock over which the Reporting Person has sole or shared investment or voting power.
     (d) Not applicable.
     (e) Not applicable.

CUSIP No.	29426L108	Page	4	of	4 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 6, 2009

/s/ Richard H. Pickup RICHARD H. PICKUP